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                                September 21, 2020

       John Wenger
       Chief Financial Officer
       Contact Gold Corp.
       400 Burrard St., Suite 1050
       Vancouver, BC Canada V6C 3A6

                                                        Re: Contact Gold Corp.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Response dated
September 17, 2020
                                                            File No. 024-11290

       Dear Mr. Wenger:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

       Correspondence submitted September 17, 2020

       General

   1. We note your response to prior comment 1. Please revise the table on your cover page to clarify the number of
Additional Unit Shares that may be issued under the over-allotment option. In that regard,
we note disclosure that the over-allotment option is exercisable by the underwriters: (i)
to acquire Additional Units at the offering price; and/or (ii) to acquire
                                                        Additional Shares at a
price of $0.195 per share, and/or (iii) to acquire Additional
                                                        Warrants at a price of
$0.01 per warrant, so long as the aggregate number of Additional
                                                        Shares and Additional
Warrants which may be issued under the over-allotment option does not exceed
11,250,000 Additional Shares and 5,625,000 Additional Warrants.
 John Wenger
Contact Gold Corp.
September 21, 2020
Page 2

       Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special
Counsel, at (202) 551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameJohn Wenger
                                                         Division of
Corporation Finance
Comapany NameContact Gold Corp.
                                                         Office of Energy &
Transportation
September 21, 2020 Page 2
cc:       Kenneth Sam
FirstName LastName